LETTER TO SHAREHOLDERS RE: PROXY

                           (To go on Fund letterhead)



March __, 1996



Dear Shareholder:

In April, you will receive a proxy statement and ballot, requesting your vote on several important proposals. These proposed changes are designed to maintain your Fund's competitive position and to provide more management and distribution flexibility. The proxy materials will describe all of the proposed changes.

We ask that you please vote your proxy/proxies promptly, as additional solicitations are costly to your Fund. The shareholder meeting is scheduled for June 19, 1996. Soon thereafter, we will notify you of all approved changes.

We appreciate your cooperation in promptly returning your proxy card and we look forward to continuing helping you meet your financial goals.



Sincerely,



Ronald P. Lynch
Chairman